UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

America West Resources, Inc.
(Name of Issuer)
Common Stock, par value $.0001
(Title of Class of Securities)
02365V-10-6
(CUSIP Number)
Mary Wommack Barton,
401 Congress Ave., Ste 2200,
Austin, TX 78701; 512-480-5604
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 31, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	02365V-10-6

1	NAMES OF REPORTING PERSONS Denly Utah Coal, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,467,884*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

21,467,884*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,467,884*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* This number reflects the number of shares owned by Denly Utah Coal, LLC as of March 31, 2011. The number will change as the March 31, 2011 Convertible Note earns interest and as the Issuer make payments on the note. Please see an explanation of the March 31, 2011 Convertible Note in Item 3, paragraph b.

CUSIP No.	02365V-10-6

1	NAMES OF REPORTING PERSONS D. Mark von Waaden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,467,884*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

21,467,884*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,467,884*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	02365V-10-6

1	NAMES OF REPORTING PERSONS Matthew D. von Waaden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,467,884*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

21,467,884*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,467,884*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	02365V-10-6

1	NAMES OF REPORTING PERSONS Dennis C. von Waaden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,467,884*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

21,467,884*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,467,884*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	02365V-10-6

1	NAMES OF REPORTING PERSONS Sally A. von Waaden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,467,884*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

21,467,884*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,467,884*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	02365V-10-6

1	NAMES OF REPORTING PERSONS Denly ACI Partners, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,467,884*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

21,467,884*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,467,884*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	02365V-10-6

1	NAMES OF REPORTING PERSONS Denly ACI Mgt., LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,467,884*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

21,467,884*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,467,884*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

SCHEDULE 13D
This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) is being filed by Denly Utah Coal, LLC, a Texas limited liability company (the “Company”), D. Mark von Waaden, Matthew D. von Waaden, Dennis C. von Waaden, Sally A. von Waaden, Denly ACI Partners, Ltd., a Texas limited partnership (“Denly ACI”), and Denly ACI Mgt., LLC, a Texas limited liability company, (together, the “Reporting Persons”) and relates to their beneficial ownership of shares of common stock, par value $0.0001 per share (the “Common Stock”), of America West Resources, Inc. (the “Issuer”). References to shares of Common Stock herein reflect the 1-for-12 reverse stock split effected by the Issuer on October 18, 2010.
This Amendment No. 6 amends Item 3 and Item 5, subparts (a) and (c), of the Statement on Schedule 13D by supplementing the information in such Items as originally filed with the Securities and Exchange Commission on February 26, 2010, as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed on March 3, 2010, by Amendment No. 2 to the Schedule 13D filed on March 31, 2010, by Amendment No. 3 to the Schedule 13D filed on May 20, 2010, by Amendment No. 4 to the Schedule 13D filed on September 3, 2010 and Amendment No. 5 to the Schedule 13D filed on February 18, 2011 by the Reporting Persons with respect to the shares of Common Stock of the Issuer.
Item 3 Source and Amount of Funds or Other Consideration.
The following acquisitions of Common Stock of the Issuer have taken place since the filing of Amendment No. 5 to Schedule 13D on February 18, 2011:
a.
On March 31, 2011, the Company converted a $2,000,000 convertible promissory note dated February 11, 2011 executed by the Issuer for the benefit of the Company (the “February 11, 2011 Convertible Note”). The principal and interest of the February 11, 2011 Convertible Note automatically converted into 2,034,822 shares of Common Stock of the Issuer on March 31, 2011 because the Issuer satisfied certain conditions by that date.

b.
As of March 31, 2011, the Issuer executed a promissory note in the amount of $10,765,838.89 for the benefit of the Company (the “March 31, 2011 Convertible Note”). The March 31, 2011 Convertible Note was executed as a consolidation, renewal and extension of all debt owed by the Issuer and its subsidiaries to the Company under previous outstanding notes. The March 31, 2011 Convertible Note is convertible at any time into Common Stock of the Issuer as follows: (i) $1.00 per share for up to 5,382,919 shares of common stock; (ii) $1.25 per share after 5,382,919 shares of common stock have been converted until 7,536,087 shares have been converted and (iii) $1.50 per share thereafter. The number of shares that the Company may convert will depend on the principal and interest outstanding on the March 31, 2011 Convertible Note as of the relevant time. As of March 31, 2011, the March 31, 2011 Convertible Note was convertible into 9,330,393 shares of Issuer Common Stock.

The source of the funds used for the loans made to the Issuer as discussed in (a) — (b) above was the assets of the Company.
Item 5 Interest in Securities of the Issuer.
(a) Number and Percentage of Common Stock Beneficially Owned by Reporting Persons
The percentages of total shares set forth herein are based on the assumption that there are 52,443,560 shares of Common Stock outstanding, which is 42,029,836, the number of shares of the Issuer outstanding as of April 14, 2011 according to the Issuer, plus 10,413,724, the number of shares of Common Stock covered by derivative securities of the Issuer owned by the Company as of March 31, 2011.
As of March 31, 2011, the Company owned 11,054,160 shares of issued and outstanding Common Stock outright and had the right to acquire 10,413,724* shares of Common Stock under the terms of the First Warrant, Second Warrant and March 31, 2011 Convertible Note described in Item 3, which is incorporated by reference herein. Thus, the Company and each other Reporting Person may be deemed to beneficially own 21,467,884* shares of Common Stock as of March 31, 2011, which represents 40.9% of the outstanding Common Stock of the Issuer. This number will fluctuate due to the fact that the number of shares that the Company may acquire under the March 31, 2011 Convertible Note will vary daily based on accrual of interest and payments made on the note by the Issuer.
(c) Transactions Since Last Filing
The transactions in Common Stock effected by the Reporting Persons since the filing of Amendment No. 5 to Schedule 13D on February 18, 2011 are described in paragraphs (a) and (b) under Item 3 above, which are incorporated by reference herein.
Item 7 Material to be Filed as Exhibits.
Exhibit 1: Joint Filing Agreement dated as of April 14, 2011 by and among the Company, D. Mark von Waaden, Matthew D. von Waaden, Dennis C. von Waaden, Sally A. von Waaden, Denly ACI, and Denly ACI Mgt., LLC.

SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2011

	By:	DENLY UTAH COAL, LLC

		By:	/s/ D. Mark von Waaden Name: D. Mark von Waaden
Title: President

	By:	/s/ D. Mark von Waaden

Name: D. Mark von Waaden

	By:	/s/ Matthew D. von Waaden

Name: Matthew D. von Waaden

	By:	/s/ Dennis C. von Waaden

Name: Dennis C. von Waaden

	By:	/s/ Sally A. von Waaden

Name: Sally A. von Waaden

	By:	DENLY ACI PARTNERS, LTD.

		By:	Denly ACI Mgt., LLC, General Partner

		By:	/s/ Dennis C. von Waaden

Name: Dennis C. von Waaden
Title: Manager

	By:	DENLY ACI MGT., LLC

		By:	/s/ Dennis C. von Waaden

Name: Dennis C. von Waaden
Title: Manager

JOINT FILING AGREEMENT
The undersigned hereby agree to the joint filing of the Amended Schedule 13D to which this Agreement is attached.

Dated: April 14, 2011

	By:	DENLY UTAH COAL, LLC

		By:	/s/ D. Mark von Waaden Name: D. Mark von Waaden
Title: President

	By:	/s/ D. Mark von Waaden

Name: D. Mark von Waaden

	By:	/s/ Matthew D. von Waaden

Name: Matthew D. von Waaden

	By:	/s/ Dennis C. von Waaden

Name: Dennis C. von Waaden

	By:	/s/ Sally A. von Waaden

Name: Sally A. von Waaden

	By:	DENLY ACI PARTNERS, LTD.

		By:	Denly ACI Mgt., LLC, General Partner

		By:	/s/ Dennis C. von Waaden

Name: Dennis C. von Waaden
Title: Manager

	By:	DENLY ACI MGT., LLC

		By:	/s/ Dennis C. von Waaden

Name: Dennis C. von Waaden
Title: Manager